Exhibit 99.1

Ecclesiastical Insurance Group selects Sapiens’ Property and Casualty Insurance Suite as its new core platform

Sapiens will support one of the UK’s leading insurers transform their UK and Ireland business

Holon, Israel – November 28, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Ecclesiastical Insurance Office PLC (Ecclesiastical) has selected Sapiens IDIT suite for property and casualty/general insurance and Sapiens Reinsurance to replace Ecclesiastical’s existing general insurance systems.

Ecclesiastical selected Sapiens as part of its strategic drive to transform its UK and Ireland business and grow its book. Investing in the Sapiens general insurance suite will deliver a range of benefits for the group, enhancing the customer and broker experience. The specialist financial services group has a strong portfolio of insurance, investment management, broking and advisory businesses in the UK, Ireland, Canada, and Australia.

“After an extensive selection process that involved top insurance systems vendors globally, we decided that Sapiens was the best fit for our current and long-term needs,” said Steve Blackburn, business solutions director at Ecclesiastical. “We felt that the Sapiens IDIT suite was a good technological and functional fit. Additionally, the ‘single vendor’ engagement approach promised the lowest risk and best value, with Sapiens’ flexible business model enabling us to both quickly satisfy today’s needs and prepare for the future.”

Steve continued: “Ecclesiastical has unique reinsurance requirements and we were extremely impressed with the depth of reinsurance functionality and knowledge from Sapiens. We also appreciated Sapiens’ commitment to the UK and Ireland. We talked with many of Sapiens’ European customers and came away impressed with the company’s commitment to the region.”

The new platform is expected to deliver the following benefits:

●	Improved customer experience –delivering a more responsive service and better claims experience for Ecclesiastical customers

●	Enhanced broker experience –ensuring Ecclesiastical can respond even more quickly to brokers.

“This partnership is the latest demonstration of our ability to support specialist commercial insurers, such as Ecclesiastical,” said Roni Al-Dor, Sapiens’ president and CEO. “We continue to make progress in the European market and welcome Ecclesiastical to our growing list of clients.”

Sapiens IDIT is is a component-based software solution suite, that enables insurance carriers to meet critical and long-term business goals, with extensive multi-company, multi-branding, multi-currency and multi-lingual capabilities. The suite is built on open technology and is backed by Sapiens’ 30+ years of unmatched delivery expertise and global presence. Its field-proven, modular components support all core operations of personal, commercial and specialty lines of business.

About Ecclesiastical

Ecclesiastical is a commercial business with a charitable purpose – a rarity in its sector. It was established in 1887 to insure churches and church buildings against fire and is now an independent, specialist financial services group. Ecclesiastical still insures churches and other faith buildings, such as mosques, synagogues and temples, but around three-quarters of its insurance business is outside the faith sector, in the specialist markets of charity, heritage property, fine art, and schools. Its group also includes investment management, and broking and advisory services.

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 35-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com